NO ACT

PE
6-28-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




10013123

July 28, 2010

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Received SEC
JUL 28 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-28-10

Re: Hewlett-Packard Company
Incoming letter dated June 28, 2010

Dear Ms. Goodman:

This is in response to your letter dated June 28, 2010 concerning the shareholder proposal submitted to HP by Jing Zhao. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jing Zhao
160 Maidenhair Ct.
San Ramon, CA 94582

July 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated June 28, 2010

The proposal relates to a human rights policy.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of HP's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

Client: C 38126-00456

June 28, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
Stockholder Proposal of Jing Zhao
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Jing Zhao (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Hewlett-Packard Company will establish a Human Rights Policy of China by the Company's Public Policy Committee to review and approve all policies and actions taken by the Company that might affect human rights observance in China. The Public Policy Committee will include respected outside human rights experts who are in a position to help Hewlett-Packard Company understand the human rights impacts of their activities in China, and frame approaches that will assure that Hewlett-Packard Company does not contribute to human rights abuses by the Chinese government.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company in a letter dated June 1, 2010, which the Company received via facsimile on the same date. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities. In addition, although the Proponent included with the Proposal some documentary evidence of his ownership of Company shares, he did not provide evidence sufficient to satisfy the requirements of Rule 14a-8(b). Specifically, the Proponent included a letter dated May 28, 2010 from TD Ameritrade (the "TD Ameritrade Letter"). The TD Ameritrade Letter only showed that the Proponent held some Company shares for at least one year as of May 28, 2010, the date of the TD Ameritrade Letter. *See* Exhibit A.

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via FedEx a letter on June 11, 2010, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informed the Proponent that "the proof of ownership [the Proponent] submitted does not satisfy Rule 14a-8's ownership requirements as of the date that [the Proponent] submitted the Proposal to the Company." The Deficiency Notice stated that sufficient proof of ownership of Company shares must be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received, and further stated:

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of [the Proponent's] shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, [the Proponent] continuously held the requisite number of Company shares for at least one year; or

- if [the Proponent] ha[s] filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting [his] ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in [the] ownership level and a written statement that [the Proponent] continuously held the requisite number of Company shares for the one-year period.

FedEx records confirm delivery of the Deficiency Notice to the Proponent at 9:54 a.m. on June 14, 2010. *See* Exhibit C.

The Proponent responded to the Deficiency Notice via facsimile and e-mail on June 17, 2010 (the "Proponent's Response"), a copy of which is attached hereto as Exhibit D. The Proponent's Response included a copy of an e-mail from TD Ameritrade to the Proponent dated May 28, 2010 and a printout of a TD Ameritrade online transaction history report showing certain transactions in the Company's securities during the time period from June 1, 2008 through June 1, 2009 (the "Transaction History Report"). As of the date of this letter, the Company has not received any other proof of ownership from the Proponent.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

As described above, the Proponent included with the Proposal the TD Ameritrade Letter indicating that the Proponent held Company shares for at least one year as of May 28, 2010, the date of the TD Ameritrade Letter. *See* Exhibit A. However, the TD Ameritrade Letter is insufficient to establish the Proponent's ownership under Rule 14a-8(b). Specifically, the TD Ameritrade Letter does not establish that the Proponent owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted, because it does not establish ownership of Company shares for the period between May 28, 2010 (the date of the TD Ameritrade Letter) and June 1, 2010 (the date the Proposal was submitted).

In response to the Deficiency Notice, the Proponent sent the Proponent's Response. As discussed above, the Proponent's Response included a copy of an e-mail from TD Ameritrade to the Proponent dated May 28, 2010 and the Transaction History Report. However, the Proponent's Response is also insufficient to establish the Proponent's ownership under Rule 14a-8(b). Specifically, the e-mail from TD Ameritrade does not contain any information about the Proponent's ownership of Company shares, and merely states that TD Ameritrade intended to mail the Proponent's proof of ownership letter on May 28, 2010. Likewise, the Transaction History Report fails, in several respects, to correct the proof of ownership deficiency in the TD Ameritrade Letter. First, there is nothing in the Transaction History Report that indicates the Proponent is the holder of the account or the Company shares held in such account. Second, the Transaction History Report does not demonstrate that the Proponent has continuously owned the requisite number of Company shares for the requisite one-year time period; it indicates only that a certain number of Company shares were purchased on October 21, 2008 and that the unnamed account has, at certain times, received dividends on Company shares. Finally, the Transaction History Report does not include a statement from the record holder of the Proponent's shares that the Proponent continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- that according to the Company's stock records, the Proponent was not the record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received; and
- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has permitted the exclusion of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002).

As discussed above, SLB 14 places the burden of proving the ownership requirements on the proponent: the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company." In addition, the Staff previously has made clear the need for precision in the context of demonstrating a stockholder's eligibility under Rule 14a-8(b) to submit a stockholder proposal. SLB 14 provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff consistently has permitted companies to omit stockholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. *See Union Pacific Corp.* (avail. March 5, 2010) (concurring with the exclusion of a stockholder proposal where the proposal was submitted November 19, 2009 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 17, 2009); *General Electric Co. (Kreilin)* (avail. Jan. 9, 2009) (concurring with the exclusion of a stockholder proposal where the proposal was submitted November 10, 2008 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 7, 2008); *International Business Machines Corp.* (avail. Dec. 7, 2007) (concurring with the exclusion of a stockholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company); *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a stockholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a stockholder proposal where the proponent had held shares for two days less than the required one-year period). Similarly, in this instance, the TD Ameritrade Letter and the Proponent's Response together fail to establish ownership of Company shares for the period between May 28, 2010 (the date of the TD Ameritrade Letter) and June 1, 2010 (the date the Proposal was submitted).

Moreover, the Proponent's submission of account information for an unidentified stockholder does not satisfy his burden of proving his eligibility to submit the Proposal based on his continuous ownership for at least one year of the requisite amount of Company securities as required by Rule 14a-8(b). Even if the Transaction History Report included documentation that identified the Proponent as the holder of the Company shares shown on the printout, the Transaction History Report would be insufficient because it fails to provide the type of documentary support required under Rule 14a-8(b) to demonstrate the Proponent's continuous ownership of the shares. SLB 14 clarifies that a stockholder's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities." Rather, "[a stockholder] must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the [stockholder] owned the securities *continuously* for a period of one year as of the time of submitting the proposal." The Staff consistently has permitted the exclusion of a proposal based on the insufficiency of fixed-dated account records in proving that a proponent has met the ownership requirements of Rule 14a-8(b). *See IDACORP, Inc.* (avail. Mar. 5, 2008) (concurring with the exclusion of a stockholder proposal and noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *see also General Electric Co.* (avail. Dec. 19, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *EDAC Technologies Corp.* (avail. Mar. 28, 2007); *Sempra Energy* (avail. Dec. 23, 2004); *Duke Realty Corp. (SEIU)* (avail. Feb. 7, 2002). Just as in these no-action letters, the Transaction History Report does not sufficiently demonstrate that the Proponent has met the continuous ownership requirements of Rule 14a-8(b).

Finally, the Transaction History Report fails to include a statement from the record holder that the Company shares were continuously held for at least one year preceding the Proponent's submission of the Proposal to the Company. The Staff previously has concurred on several occasions with the exclusion of stockholder proposals because of a record holder's failure to make this statement. *See General Motors Corp.* (avail. Apr. 3, 2001) (noting that "while it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000 or 1% in market value of voting securities, for at least one year prior to the submission of the proposal"); *see also International Business Machines Corp.* (avail. Feb. 18, 2003); *Exxon Mobil Corp.* (avail. Oct. 9, 2002); *USEC Inc.* (avail. Jul. 19, 2002). Accordingly, the Transaction History Report is insufficient as evidence that the Proponent has met the minimum ownership requirements of Rule 14a-8(b) because it fails to show continuous ownership of the requisite number of the Company's securities for one year as of the date the Proposal was submitted and fails to include a statement from the record holder to that effect.

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not demonstrated that he continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, the Company's Senior Counsel, at (650) 857-3059.

Sincerely,



Amy L. Goodman

ALG/tss
Enclosures

cc: David Ritenour, Hewlett-Packard Company
Jing Zhao

100889971_5.DOC

GIBSON DUNN

Exhibit A



160 Maidenhair Ct.
San Ramon, CA. 94582
June 1, 2010

Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304 10036
Fax: 650-857-4837

Dear Sir/Madam:

Enclosed please find a stockholder proposal for inclusion in the proxy statement for the 2011 annual meeting of stockholders and TD Ameritrade letter of my Hewlett-Packard Company (HPQ) stock ownership. I will continuously hold these shares until the 2011 annual meeting of stockholders.

I studied our Company 2010 proxy statement, 2009 Annual Report and Human Rights web pages at http://www.hp.com/hpinfo/globalcitizenship/society/humanrights.html. I am glad that our Company has established a general policy to respect human rights. However, I cannot find the particular policy concerning doing business in China even though the 2009 Annual Report states: "Sales outside the United States make up approximately 64% of our net revenue. In addition, an increasing portion of our business activity is being conducted in emerging markets, including…China."(p.22) From the nature of China's political system (a dictatorship regime without legitimacy to rule China) and economic development (a modern slavery based on the abuses of the Chinese people's human rights), I strongly request that our Company establish a human rights policy of China.

For your information, please refer to the similar human rights proposals I submitted to Google and Chevron stockholders meetings in May 2009. Should you have any questions, please contact me at zhao@h-china.org or 925-984-4909 (phone), 925-718-5037 (fax).

Yours truly,

Jing Zhao

Jing Zhao, Ph. D
President of US-Japan-China Comparative Policy Research Institute
Secretary of Humanitarian China

Enclosure: Stockholder proposal
TD Ameritrade letter of Jing Zhao's stock ownership

STOCKHOLDERS' PROPOSAL TO HEWLETT-PACKARD COMPANY 2011 STOCKHOLDERS' MEETING

Human Rights Policy of China

Whereas, mindful of the human rights abuses by the Chinese government to oppress, arrest and severely punish Chinese people and that the Chinese government's dictatorship has no legitimacy to rule China (I myself was born in Beijing and graduated from Tsinghua University. I was deprived of Chinese citizenship in 1996 without any document because I organized democratic and human rights activities in Japan before, during and after the Tiananmen Massacre in 1989),

Whereas, recognizing the responsibilities and obligations that these major abuses of human rights place on Hewlett-Packard Company doing business in China (according to the Company 2009 Annual Report, "Sales outside the United States make up approximately 64% of our net revenue. In addition, an increasing portion of our business activity is being conducted in emerging markets, including...China.") in ways that could contribute to these abuses, and,

Whereas, taking into account the fact that U.S. laws prohibit the involvement and support of U.S. companies in major human rights abuses taking place in foreign nations, especially in China,

Therefore, be it resolved, that the following proposal be adopted by Hewlett-Packard Company:

Hewlett-Packard Company will establish a Human Rights Policy of China by the Company's Public Policy Committee to review and approve all policies and actions taken by the Company that might affect human rights observance in China. The Public Policy Committee will include respected outside human rights experts who are in a position to help Hewlett-Packard Company understand the human rights impacts of their activities in China, and frame approaches that will assure that Hewlett-Packard Company does not contribute to human rights abuses by the Chinese government.


AMERITRADE
Apex



1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

May 28, 2010

Jing Zhao
160 Maidenhair Ct.
San Ramon, CA 94582

Re: TD AMERITRADE account ending in

Dear Jing Zhao,

This letter is to verify that there have been 78 shares of HPQ in your account since October 21, 2008.

If you have questions, please contact Client Services at 800-669-3900. We are available 24 hours a day, seven days a week.

Best regards,

Jack Rynes
Research & Resolution
TD AMERITRADE

Please note: For more timely communications, please update your e-mail address at www.tdameritrade.com. Once you log on to your account, select "Profile & Preferences" under Account, then go to the Personal Information section and click the "Edit" link.

*TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

GIBSON DUNN

Exhibit B



Hewlett-Packard Company
3000 Hanover Street
Mail Stop 1050
Palo Alto, CA 94304
www.hp.com

June 11, 2010

VIA OVERNIGHT MAIL

Jing Zhao
160 Maidenhair Court
San Ramon, CA 94582

David Ritenour
Vice President and
Associate General Counsel
Tel +1 650 857 3059
Fax +1 650 857 4837
david.ritenour@hp.com

Dear Mr. Zhao:

I am writing on behalf of Hewlett-Packard Company (the "Company"), which received on June 1, 2010 your stockholder proposal entitled "Human Rights Policy of China" (the "Proposal") for consideration at the Company's 2011 Annual Meeting of Stockholders.

Securities and Exchange Commission ("SEC") regulations require us to bring certain procedural deficiencies to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership you submitted does not satisfy Rule 14a-8's ownership requirements as of the date that you submitted the Proposal to the Company. Specifically, the letter submitted on behalf of TD Ameritrade attempting to verify your ownership of Company shares does not establish that you continuously owned the requisite number of shares entitled to vote on the Proposal for a period of one year as of the date the Proposal was submitted because the Proposal appears to have been submitted on June 1, 2010 (the date it was sent to the Company) and the letter submitted on behalf of TD Ameritrade indicates only that you held the requisite number of Company shares for at least one year as of May 28, 2010.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or



- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at Hewlett-Packard Company, 3000 Hanover Street, Building 20B, Mail Stop 1050, Palo Alto, CA 94304. Alternatively, you may send your response to me via facsimile at (650) 857-4837.

If you have any questions with respect to the foregoing, please feel free to contact me at (650) 857-3059. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

David Ritenour

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (I)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

GIBSON DUNN

<u>Exhibit D</u>

From: Jing Zhao [mailto:zhao@h-china.org]
Sent: Thursday, June 17, 2010 4:41 PM
To: Ritenour, David
Subject: 2010 shareholder's proposal

Dear Mr. Ritenour:

I sent you fax today to respond your June 11, 2010 letter. Please see the attached file with the same contents.

Regards,

Jing Zhao
Humanitarian China

160 Maidenhair Ct.
San Ramon, CA. 94582
June 17, 2010

David Ritenour
Vice President and Associate General Counsel
Hewlett-Packard Company
3000 Hanover Street, Palo Alto, CA 94304 10036
Tel: 650-857-3059, Fax: 650-857-4837
David.ritenour@hp.com

Dear Mr Ritenour:

Thank you for your June 11, 2010 letter.

I cannot accept your judgment of the "defect" of my ownership of the requisite number of the Company shares as of the "time" (not "date") my proposal was submitted to the Company. I visited the TD Ameritrade office in San Francisco on May 28, 2010 to ask a letter of my ownership of the Company shares. I was told that the letter will be issued from TD Ameritrade's Research & Resolution section in Bellevue, NE (see the attached email communication from Jack Rynes to me on May 28, 2010). The letter was mailed out to me on May 28, 2010. I received the letter on June 1, 2010 and submitted my proposal on the same day. This is no "defect" according to the SEC Rule 14a-8 by human common sense.

Since this is my first time to communicate with H-P, I would like to supplement further material to show my sincere concerns of the Company's human rights policy of China. I printed my TD Ameritrade online account of my ownership of the Company as of today June 17, 2010 to show that I bought 78 HPQ shares on 10/21/2008.

I have dealt with many companies regarding the same human rights concerns in China. Some companies (such as Google) showed that they are sincere and serious on human rights in China; some companies (such as Yahoo) used various excuses and false information to refuse and mislead shareholders and are severely punished. I wish H-P be a great company, and I am willing to provide help with my special knowledge and experience regarding doing business in China. Should you have any questions, please contact me at zhao@h-china.org or 925-984-4909.

Yours truly,



Jing Zhao

Enclosures: TD Ameritrade email to Jing Zhao on May 28, 2010
TD Ameritrade account of Jing Zhao's HPQ ownership as of June 17, 2010

Gmail

Re: HPQ (KMM66870422V51840L0KM)

1 message

TD AMERITRADE - Research Department <Research@tdameritrade.com> **Fri, May 28, 2010 at 6:08 AM**

To: *** FISMA & OMB Memorandum M-07-16 ***

Dear Jing Zhao,

Thank you for allowing me to assist you today with your account ending in *** FISMA & OMB Memorandum M-07-16 ***

You requested letter on the ownership of HPQ will be mailed today.

Thank you for being a client of TD AMERITRADE.

Please call 800-669-3900 to talk with a Client Services representative 24 hours a day, seven days a week with any questions.

Best Regards,

Jack Rynes
Research & Resolution
TD AMERITRADE

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*TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.